Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

March 16, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549-0306

Attention:	Angela Crane, Branch Chief
Mail Stop 3030

	Re:	Hologic, Inc.
Form 10-K for the Fiscal-Year ended September 27, 2008
Filed November 26, 2008
File No. 000-18281

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff (the “Staff”) dated March 5, 2009, which is a follow up letter to our letter dated February 12, 2009 in response to the Staff’s letter dated January 30, 2009 regarding the above referenced filing. The heading below corresponds to the heading in the Staff’s letter, and the Company’s response is preceded by the text of the comment from the Staff’s letter.

Form 10-K for the Fiscal-Year ended September 27, 2008

Goodwill, page F-l4

1.	Staff Comment. Please refer to prior comment 2. We note your response to our comment and similar disclosure provided on pages 26, 30 and 46 of your Form 10-Q filed February 5, 2009, that you were unable to complete step 2 of the goodwill impairment analysis and concluded that you “cannot determine if an impairment charge is probable and cannot reasonably estimate the amount of any potential impairment charge.” To help us better understand your goodwill impairment tests, please tell us:

•	Why you could not determine if an impairment charge is probable and reasonably estimate the impairment. Refer to the guidance in SFAS 5 to support your conclusion.

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

March 16, 2009

•	How your accounting is in compliance with paragraphs 22 and 47c of SFAS 142.

•	Provide us with a summary of the results of the Step 2 goodwill impairment test when it has been completed.

•	We may have further comments based on our review of your response.

Company Response.

In accordance with paragraph 22 of SFAS No. 142, Goodwill and Other Intangible Assets, we evaluated our impairment analysis under SFAS No. 142 in assessing whether an impairment loss was both probable and reasonably estimable utilizing the guidance of SFAS No. 5, Accounting for Contingencies. However, due to the complexities and time involved in preparing the Step 1 analysis under SFAS No. 142, we had not yet commenced the Step 2 analysis as of February 5, 2009, the date we filed our Form 10-Q for the quarter ended December 27, 2008. As a result of the fact that we had not commenced the Step 2 analysis and the complexity (e.g., performance of a hypothetical purchase price allocation for each of the applicable reporting units as if the Company acquired the respective reporting units on the evaluation date to estimate the implied fair value of goodwill) required to complete the Step 2 analysis, we were not able to determine that an impairment loss, in accordance with SFAS No. 5, was both probable and reasonably estimable.

We have engaged an outside valuation advisor to assist us in valuing the Company’s reporting units and preparing the goodwill impairment analysis. We expect to complete the Step 2 analysis on or before May 5, 2009, the filing due date of our March 28, 2009 Form 10-Q and record any impairment charge, if necessary, during the quarter ended March 28, 2009. As requested, we will provide a summary of the results of the Step 2 analysis once it has been completed. As no goodwill impairment loss was recorded during the quarter ended December 27, 2008, we determined that the disclosure requirements of paragraph 47c of SFAS No. 142 were not applicable in our Form 10-Q as of December 27, 2008.

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

March 16, 2009

Please do not hesitate to contact me if you have any further questions or comments. Please note that my fax number is (781) 280-0669. We have sent a courtesy copy to Kevin Kuhan of the Commission’s staff.

Very truly yours,

HOLOGIC, INC.

By:	/s/ GLENN P. MUIR
Glenn P. Muir,
Executive Vice President, Finance and Administration, Chief Financial Officer, and Director

Cc:	Kevin Kuhan